UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36231

Scorpio Bulkers Inc.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 12, 2020, Scorpio Bulkers Inc. (the “Company”) closed its previously announced underwritten public offering (the “Offering”) of 4,100,000 common shares, par value $0.01 per share (the “Common Shares”).

Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated June 9, 2020, by and among Company and BofA Securities, Inc., BTIG, LLC and Clarksons Platou Securities, Inc., as representatives of the several underwriters named in Schedule I thereto.

Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Common Shares.

Attached to this Report as Exhibit 23.1 is a copy of the consent of SSY Consultancy & Research Ltd.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated June 9, 2020, announcing the Offering.

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated June 9, 2020, announcing the pricing and upsizing of the Offering.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-217445, 333-221441, 333-222013 and 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: June 12, 2020	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer